[redacted]

SECI 08033236 ISSION

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

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SEC FILE NUMBER
8- 67049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2007 (MM/DD/YY) AND ENDING 07/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRIVATE EQUITY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19100 VON KARMAN AVENUE, SUITE 255
(No. and Street)

IRVINE	CALIFORNIA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RON HOWELL 949-752-5020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

NOV 07 2008

Washington, DC 101

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROWLAND, GERARD R.
(Name – *if individual, state last, first, middle name*)

2192 DUPONT DRIVE, SUITE 208, IRVINE CALIFORNIA 92612
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 18 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RON HOWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRIVATE EQUITY SECURITIES, INC., as of JULY 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of Orange

On 11/5/2008 before me, Madoul S. Kobty a notary public,
(Here insert name and title of the officer)

personally appeared Ron William Howell ,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

MADOUL S. KOBTY
COMM. #1698646
Notary Public-California
ORANGE COUNTY
My Comm. Exp. Nov 7, 2010

WITNESS my hand and official seal.

Madoul
Signature of Notary Public

(Notary Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Form X-17A-5 Part III
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date________

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☑ Corporate Officer
  president
  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ________

INSTRUCTIONS FOR COMPLETING THIS FORM

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Private Equity Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended July 31, 2008

CONTENTS

Gerard R. Rowland, CPA
2192 Dupont Drive, Suite 208, Irvine, CA 92612 Tel: (949)752-1040 - Fax: (949)851-1242

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Private Equity Securities, Inc.

I have audited the accompanying statement of financial condition of Private Equity Securities, Inc. as of July 31, 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position or Private Equity Securities, Inc. as of July 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, there is a significant contingency which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11-16 are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Irvine, CA
September 17, 2008

Private Equity Securities, Inc.
Statement of Financial Condition
July 31, 2008

ASSETS	
Cash in bank	$ 30,234
Deposit - Clearing agent	25,637
Receivable - Clearing agent	64,069
Marketable securities	-
Other receivable - Employees	-
Prepaid expenses	3,420
Income tax receivable	1,671
Property and equipment, net	14,207
Deferred tax asset	7,389
Total assets	$ 146,627
LIABILITES AND STOCKHOLDERS' EQUITY	
Liabilites	
Accounts payable and accrued expenses	$ 28,414
Income tax payable	-
Deferred tax liability	6,109
Total liabilites	34,523
Stockholders' equity	
Common stock, no par value; 50,000,000 share authorized, and 25,500,000 shares issued and outstanding	20,000
Additional paid in capital	46,508
Retained earnings	45,596
Total stockholders' equity	112,104
Total liabilities and stockholders' equity	$ 146,627

The accompanying notes are an integral part of these financial statements.

Private Equity Securities, Inc.
Statement of Income
For the Year Ended July 31, 2008

Revenues:		
Commissions		$ 1,185,526
Interest and dividends		272
Realized and unrealized gains and losses		(70,291)
Consulting fees		11,016
Other income		40,582
Total revenues		1,167,105
Expenses:		
Commission expense	$ 820,405	
Legal fees	73,861	
Occupancy costs	60,097	
Outside services	36,430	
Office expenses	23,822	
Travel, meals and entertainment	68,492	
Professional fees	15,802	
Regulatory and licensing	27,139	
Salary expense	23,874	
Telephone and internet expense	14,496	
Marketing	29,646	
Depreciation	5,304	
Other expenses	1,825	
Total expenses		$ 1,201,193
Income before taxes		(34,088)
Income taxes:		
Current	800	
Deferred	(1,280)	
Total income taxes		(480)
Net income		$ (33,608)

The accompanying notes are an integral part of these financial statements.

Private Equity Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended July 31, 2008

	Common Stock	Additional Pad-in Capital	Retained Earnings	Total
Balance at July 31, 2007	$ 20,000	$ 46,508	$ 79,204	$ 145,712
Additional paid-in capital	-	-	-	-
Net income for the year ended July 31, 2008	-	-	(33,608)	(33,608)
Balance at July 31, 2007	$ 20,000	$ 46,508	$ 45,596	$ 112,104

The accompanying notes are an integral part of these financial statements.

Private Equity Securities, Inc.
Statement of Cash Flows
For the Year Ended July 31, 2008

Cash flows from operating aticvities:		
Net income		$ (33,608)
Adjustments to reconcile net income to net cash provided from operating activities:		
Realized and unrealized gains and losses	$ 70,291	
Depreciation	5,304	
Deferred income taxes	(10,053)	
Increase in clearing deposits	(272)	
Increase in receivables - clearing agent	8,798	
Increase in other receivables - employees	195	
Increase in income tax receivable	(1,671)	
Increase in payables and accrued expenses	(43,856)	
Increase in income tax payable	(762)	
Total adjustments		$ 27,974
Net cash flows used for operating activities		$ (5,634)
Cash flows from investing activities:		
Proceeds from sale of securities	7,809	
Net purchases - Marketable securities	-	
Purchase of equipment	-	
Net cash flows used in investing activities		7,809
Cash flows from financing activities:		
Proceeds from additional paid-n capital	-	
Net cash flows provided by financing activities		-
Net decrease in cash		2,175
Cash at beginning of year		28,059
Cash at end of year		$ 30,234
SUPPLEMENTAL CASH DISCLOSURE		
Cash paid during the year for interest		$ -
Cash paid during the year for taxes		$ 2,417

The accompanying notes are an integral part of these financial statements.

Private Equity Securities, Inc.
Notes to Financial Statements
July 31, 2008

1: GENERAL AND SUMARY OF SIGNIIFICANT ACCOCNTING POLICIES

Nature of business

Private Equity' Securities, Inc, ("the Company") was incorporated in California on July 20, 2005. The Company is a fully' disclosed broker/dealer registered with the Securities and Exchange Commission ("SEC"), a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company engages in the business to sell corporate debt securities, corporate securities, over-the-counter, U.S. government securities, and municipal securities. The Company can also serve as a non-exchange member arranging for transactions in listed securities by exchange members, be a put and call dealer, and sell private placements in securities on the best effort basis only. The company does not hold customer funds or securities and conducts business on a fully disclosed basis.

Summary of Significant Accounting Policies

Method of Accounting
The Company maintains its books and records on the accrual basis of accounting. Security transactions are and related commissions are recorded on the trade-date basis.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Marketable Securities
The Company's securities investments, which are bought and held principally for the purpose of selling them in the near term, are classified as trading securities. Trading securities are recorded at fair value on the balance sheet with the change in fair value during the period included in earnings.

Income Taxes
Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates. Penalties and interest for late payment of taxes are included in other expenses.

2: PROPERTY AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is provided by the straight-line method over estimated useful lives of three to five years. At July 31, 2008, the financial statement memorandum account for fixed assets consisted of the following:

Office Equipment	10,219
Telephone Equipment	5,943
Computer Equipment	4,431
Furniture & Fixtures	2,661
Total	23,254
Accumulated Depreciation	(9,047)
Net book value	$ 14,207

3: SECURITIES OWNED AT MARKET VALUE

The company holds securities available for sale, which are stated at fair market value as of July 31, 2008. The fair value is determined based on publicly available sources. At July 31, 2008, the securities held had a market value of $0, with gross realized losses for the year of $70,291. Proceeds from the sale of these securities were $7,809.

4: INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ -	$ 800	$ 800
Deferred	(1,012)	(268)	(1,280)
Total	$ (1,012)	$ 532	$ (480)

The company has adopted Statement of Financial Standards No. 109 ("SFAS 109"), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events recognized in the Company's financial statements in different periods from the tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactment of changes in law or rates. Deferred taxes at July 31, 2008 are $6,109.

The company has available approximately $26,328 of unused operating loss carryforwards that may be applied against future taxable income, expiring in 2026 which gives rise to a deferred tax asset of $7,389.

Private Equity Securities, Inc.
Notes to Financial Statements
July 31, 2008

5: CONTINGENCIES

Going concern

The major revenue-producing broker of the firm, who accounts for about 90% of the revenue earned in the year ending July 31, 2008, has received a Wells Notice letter from the staff of the U.S. Securities and Exchange Commission ("SEC") flowing from an investigation of another company. Under the SEC procedures, a Wells Notice from the SEC affords recipients an opportunity to present information and defenses in response to the SEC's Division of Enforcement staff prior to the staff making its formal recommendation to the Commission on whether any action should be authorized. This notice indicates that the staff is considering recommending that the Commission bring a civil injunctive action. The Wells Notice indicates that the Commission may seek a permanent injunction, disgorgement (with prejudgment interest) and an industry bar against this individual.

This could have a material adverse affect on the operations of the Company and result in possible discontinuance of operations. Management is aware of this situation and has invested considerable resources in legal counsel to negotiate a favorable outcome with the SEC. Management has also developed contingency plans to continue the operation of the Company in a reduced form should there be an unfavorable outcome.

The Company has taken the position that all of its employees are independent contractors. Although the company has independent contractor agreements in place with all employees, this could lead to liabilities with state and federal taxing authorities.

6: CONCENTRATIONS

Approximately ninety (90) per cent of the Company's revenue is derived from one broker employee.

7: RELATED PARTY TRANSACTIONS

Dan Landau a four percent shareholder and major revenue producer of the Company, holds the lease to the office space the company occupies as well as the lease to the copier/fax the Company uses. During the year the Company paid $41,900 in lease payments on the office space.

Additionally, the company paid $73,861 in legal fees to assist Mr. Landau with a legal action brought against him by the SEC. (see Note 5).

7: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance or minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on July 31, 2008, the Company had net capital $85,417 which was $81,102 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0.4 to 1.

Private Equity Securities, Inc.
Computation of Net Capital Requirements Pursuant to Rule 15c3-1
As of July 31, 2008

Total ownership equity		$ 112,104
Less non-allowable assets:		
Property and equipment, net	$ 14,207	
Prepaid expenses	3,420	
Income tax receivable	1,671	
Deferred tax asset	7,389	(26,687)
Net capital before haircuts		85,417
Haircuts:		
Marketable securities (15%)	-	
Undue concentration (15%, where applicable)	-	-
Net capital		$ 85,417

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (12.5% of aggregate indebtedness)	$ 4,315
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of the above two figures)	$ 4,315
Excess net capital	$ 81,102

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 34,523
Ratio of aggregate indebedness to net capital	.4 to 1

See independent auditor' report

Private Equity Securities, Inc.
Computation for Determination of Reserve
Pursuant to Rule 15c3-3
Requirements As of July 31, 2008

A computation of reserve requirement is not applicable to Private Equity Securities. Inc. as the Company qualifies for exemption under Rule l5c3-3 (k) (2) (ii).

See independent auditor's report.

Private Equity Securities, Inc.
Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of July 31, 2008

Information relating to possession or control requirements is not applicable to Private Equity Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Private Equity Securities, Inc.
Reconciliation of Net Capital
July 31, 2008

Net capital as reported in unaudited FOCUS Report, Part IIA	$ 85,834
Adjustments:	
Adjust commissions payable/receivable	(27,387)
Adjust security sale	(19,525)
Reverse prior year accrued expenses	69,526
Accrue current year expenses	(18,593)
Adjust tax accounts	(4,438)
Net capital as reported in audited financial statements	$ 85,417

Gerard R. Rowland, CPA

2192 Dupont Drive, Suite 208, Irvine, CA 92612 Tel: (949)752-1040 - Fax: (949)851-1242

REPORT ON INTERNAL ACCOUNTING CONTROLS

Board of Directors
Private Equity Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Private Equity Securities, Inc. (the Company), for the year ended July 31, 2008, I considered its internal control, including control activities for safeguarding securities in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by' rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests or such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3 -3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors or the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration or internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A

material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that we considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at July 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Irvine, California
September 17, 2008

END